

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2023

Anders Opedal
Chief Executive Officer
Equinor ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re: Equinor ASA**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed March 23, 2023**
> **Response dated June 21, 2023**
> **File No. 001-15200**

Dear Anders Opedal:

We have reviewed your June 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

Form 20-F for the Fiscal Year ended December 31, 2022

Notes to the Consolidated Financial Statements, page 67

1. We note your response to prior comment one explaining that you believe the methods used to compute basic and diluted earnings per share were sufficiently disclosed because the amounts utilized are available in the Statement of Income, although you agree to include in future filings "...references to notes to the financial statements where applicable information relating to basic and diluted earnings per share" can be found.

    We are unable to ascertain from your response whether you have agreed to disclose the calculations of basic and diluted earnings per share as required by paragraphs (a) and (b) of IAS 33.70. We believe that you should disclose within the notes to the financial statements the details that are prescribed by this standard.

Please confirm that you will provide disclosure consistent with the table included within your response regarding the calculations of basic and diluted earnings per share.

 You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Robert Babula, Staff Accountant, at (202) 551-3339 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation